                                  EXHIBIT (11)

                  THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

                        Computation of Earnings Per Share

Amounts in millions except per share amounts

                                                                            Years Ended June 30
                                                   ---------------------------------------------------------------------
                                                     1998            1999          2000            2001           2002
                                                   ---------      ---------      ---------      ---------      ---------
BASIC NET EARNINGS PER SHARE
Net earnings                                       $   3,780      $   3,763      $   3,542      $   2,922      $   4,352
Preferred dividends, net of tax benefit                  104            109            115            121            124
                                                   ---------      ---------      ---------      ---------      ---------

Net earnings available to common shareholders      $   3,676      $   3,654      $   3,427      $   2,801      $   4,228
                                                   =========      =========      =========      =========      =========
Basic weighted average common
    shares outstanding                               1,343.4        1,328.1        1,313.2        1,300.3        1,297.4
                                                   =========      =========      =========      =========      =========

Basic net earnings per common share                $    2.74      $    2.75      $    2.61      $    2.15      $    3.26
                                                   =========      =========      =========      =========      =========

DILUTED NET EARNINGS PER SHARE
Net earnings                                       $   3,780      $   3,763      $   3,542      $   2,922      $   4,352
Deduct preferred dividend impact on
    funding of ESOP                                       25             22             18             15             12
                                                   ---------      ---------      ---------      ---------      ---------

Diluted net earnings                               $   3,755      $   3,741      $   3,524      $   2,907      $   4,340
                                                   =========      =========      =========      =========      =========

Basic weighted average common
    shares outstanding                               1,343.4        1,328.1        1,313.2        1,300.3        1,297.4
Add potential effect of:
    Conversion of preferred shares (1)                  99.8           97.2           94.3           91.9           88.8
    Exercise of stock options (2)                       22.3           21.5           19.7           13.4           18.7
                                                   ---------      ---------      ---------      ---------      ---------

Diluted weighted average common
    shares outstanding                               1,465.5        1,446.8        1,427.2        1,405.6        1,404.9
                                                   =========      =========      =========      =========      =========

Diluted net earnings per common share              $    2.56      $    2.59      $    2.47      $    2.07      $    3.09
                                                   =========      =========      =========      =========      =========


(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt over a period exceeding 20 years.

(2) Approximately 36 million in 2002, 38 million in 2001 and 17 million in 2000 of the Company's outstanding stock options were not included in the diluted net earnings per common share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value.)